Exhibit 99.1

ARC Resources Ltd. Announces Bought Deal Financing and Reduced 2015 Capital Program

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Jan. 7, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announced today that it has entered into an agreement to sell 15.5 million common shares at $22.55 per share to raise gross proceeds of approximately $350 million on a bought deal basis.  The issue will be made through a syndicate of underwriters led by RBC Capital Markets.  The net proceeds will be used to temporarily reduce bank indebtedness, increase working capital and to fund ongoing capital expenditure programs. This offering is subject to normal regulatory approvals and is expected to close on or about January 26, 2015.  The shares will be sold by way of a short-form prospectus to be filed in each of the provinces of Canada.

The Underwriters have also been granted an over-allotment option exercisable in whole or in part, at any one time, until January 30, 2015, to purchase up to 2.3 million common shares on the same terms as the common shares sold under the offering, to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds that will be raised under the offering will be $402.7 million should the over-allotment option be exercised in full.

ARC plans to execute a $750 million capital program in 2015, reduced from the previously announced $875 million capital budget, due to the continued deterioration in commodity prices. The 2015 capital program remains strategically consistent with our long-term plan and is focused on creating value by directing capital to a mix of crude oil, liquids-rich gas and natural gas opportunities that continue to provide profitable returns at low commodity prices.  ARC's 2015 capital budget includes investment in strategic infrastructure at Sunrise and front-end engineering and government applications for the Dawson liquids-rich gas processing facility, which will set the stage for future growth in key areas in the Montney region. Capital will also be directed to advancing the lower Montney development at Dawson and Pouce Coupe as well as the construction of a 5,000 barrel per day oil battery at Tower.  Despite the reduction in capital, ARC expects average 2015 production volumes to continue to be in the range of 120,000 to 125,000 boe per day.

The issuance of equity will provide increased certainty for ARC to pursue its planned capital programs while still preserving its strong financial position.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to guidance as the anticipated closing date for the offering, the use and deployment of the net proceeds of the offering, ARC's capital program for 2015, and ARC's expected 2015 oil and gas production volumes.

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: the timing of obtaining regulatory approvals, that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: that the offering and the note issuance will not be completed within the anticipated times or at all; changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

The ARC common shares offered under this offering have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.  This news release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8.5 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ARC has adopted the standard of 6 Mcf:1 barrel of oil equivalent ("boe") when converting natural gas to boes.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 17:23e 07-JAN-15